O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: (360) 332-3300
Christian I. Cu**	Facsimile: (360) 332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4400

September 28, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Zafar Hasan

Dear Sirs:

RE:	KONIGSBERG CORPORATION (the “Company”)
	-	SEC File Number 333-127571
	-	Registration Statement on Form SB-2 Originally Filed On August 15, 2005
	-	Amendment No. 1 to Form SB-2

We write on behalf of Konigsberg Corporation in response to your comment letter dated September 8, 2005 regarding the above-referenced Form SB-2 Registration Statement filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

GENERAL

1.
PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT EXHAUSTIVE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

In response to this comment, the Company has complied with the SEC’s request.

2.
IN YOUR RESPONSE LETTER, PLEASE STATE OUR COMMENT AND THEN EXPLAIN EACH CHANGE THAT HAS BEEN MADE IN RESPONSE TO A COMMENT. IN ADDITION, YOU SHOULD ALSO REFERENCE EACH PAGE NUMBER IN WHICH DISCLOSURE HAS BEEN REVISED IN RESPONSE TO A COMMENT SO THAT WE CAN EASILY PLACE YOUR REVISED DISCLOSURE IN ITS PROPER CONTEXT.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Zafar Hasan

In response to this comment, the Company has complied with the SEC’s request.

3.
PLEASE REFER TO ITEM 310(G) OF REGULATION S-B AND FILE AN AMENDED REGISTRATION STATEMENT ON FORM SB-2 TO INCLUDE YOUR MOST RECENT INTERIM FINANCIAL STATEMENTS. IN DOING SO, PLEASE ALSO FILE AS AN EXHIBIT AN UPDATED, SIGNED CONSENT REPORT FROM YOUR INDEPENDENT ACCOUNTANTS.

In response to this comment, the Company has included the interim unaudited financial statements for the period ended June 30, 2005 in the Amended SB-2 and has updated the financial information in the Amended SB-2 accordingly. The Company has also filed an updated consent from its independent accountants.

RISK FACTORS, P.8
GENERAL

4.
WHEN DISCLOSING A RISK FACTOR, YOU SHOULD CUSTOMIZE IT WITH SPECIFIC REASONS WHY YOU MAY BE EXPOSED TO A PARTICULAR RISK SO AS TO MAKE THE DISCLOSURE MORE MEANINGFUL. AS ONE EXAMPLE ONLY, THE DISCLOSURE ON PAGE 5 IN “IF WE DO NOT OBTAIN ADDITIONAL FINANCING…,” YOU LIST A NUMBER OF FACTORS THAT CAN AFFECT THE AVAILABILITY OF FINANCING IN YOUR INDUSTRY, INCLUDING MARKET PRICES FOR MINERAL PROPERTY AND METALS. IF YOU HAVE REASON TO BELIEVE THAT THE PRICES FOR THESE ITEMS COULD MAKE IT DIFFICULT FOR YOU TO OBTAIN FINANCING, THEN YOU SHOULD STATE THIS FACT EXPLICITLY RATHER THAN GENERICALLY REFERRING TO THESE MARKET PRICES.

AS ANOTHER EXAMPLE, IN “BECAUSE OF THE UNIQUE DIFFICULTIES AND UNCERTAINTIES…,” YOU LIST A NUMBER OF FACTORS THAT MAY AFFECT THE COMPANY’S PROBABILITY OF SUCCESS. IF YOU ARE AWARE OF ANY FACTS OR CIRCUMSTANCES THAT SUGGEST THESE FACTORS MAY IMPACT YOUR PROSPECTS, YOU SHOULD DISCLOSE THOSE FACTS IN THE RISK FACTOR.

PLEASE REVIEW ALL OF YOUR RISK FACTORS TO ENSURE THAT YOUR DISCLOSURE IS CUSTOMIZED FOR THE COMPANY AND IS AS SPECIFIC AS POSSIBLE. IN YOUR RESPONSE LETTER, PLEASE IDENTIFY ALL PLACES WHERE REVISIONS ARE MADE IN RESPONSE TO THIS COMMENT.

In response to this comment, the Company has deleted risk factors three and six of the Company’s originally filed Form SB-2 and revised risk factors one, two, four, five, seven, eight, nine, eleven and twelve as requested. The remaining risk factors disclose risks that directly impact on the Company and its operations despite the fact they may also be broadly applicable.

“WE HAVE YET TO ATTAIN PROFITABLE OPERATIONS…,” P.5

5.	PLEASE DISCLOSE YOUR ACCUMULATED LOSSES AS OF JUNE 30, 2005, YOUR MOST RECENT QUARTER.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested. Please see the revised disclosure in the risk factor entitled “We have yet to attain profitable operations…” on page 6 of the Amended SB-2 and under the heading “Liquidity and Capital Resources” on page 27 of the Amended SB-2.

6.	PLEASE INCLUDE THE RISKS ASSOCIATED WITH YOUR GOING-CONCERN OPINION IN A SEPARATE RISK FACTOR.

In response to this comment, the Company has revised the risk factor concerning the risks associated with the going-concern opinion in the Company’s audited financial statements. Please refer to the first risk factor headed “We have yet to attain profitable operations…” on page 6 of the Amended SB-2.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Zafar Hasan

“SINCE THIS IS AN EXPLORATION PROJECT…,” P.5

7.
IT APPEARS THAT THE INFORMATION CONTAINED IN THIS RISK FACTOR ALSO APPEARS IN OTHER RISK FACTORS. PLEASE REVISE THE HEADING AS WELL AS THE TEXT TO EXPLAIN THE DISTINCT RISK THAT YOU ARE ATTEMPTING TO DESCRIBE IN THIS RISK FACTOR.

In response to this comment, the Company has deleted the noted risk factor.

“WE HAVE NO KNOWN MINERAL RESERVES…,” P.6

8.	WE NOTE YOUR REFERENCE TO HAVING TO CEASE OPERATIONS. HOWEVER, IN OTHER SECTIONS OF THE REGISTRATION STATEMENT, YOU INDICATE THAT YOU HAVE NO OPERATIONS. PLEASE CLARIFY.

In response to this comment, the Company has removed all references to the Company having no operations from the Amended SB-2.

“BECAUSE OUR PRESIDENT…,” P.7

9.
PLEASE DESCRIBE WHAT YOU HAVE IN MIND WHEN YOU SAY THAT “THE INTERESTS OF MS. DOWNING MAY DIFFER FROM THE INTERESTS OF OTHER STOCKHOLDERS.” WHAT SPECIFIC INTERESTS MAY DIFFER AND HOW DO THOSE DIFFERENCES REPRESENT A RISK TO INVESTORS?

In response to this comment, the Company has revised the risk factor headed “Because our President…” on page 9 of the Amended SB-2 to clarify that Ms. Susan Downing, by virtue of her share ownership and being a director and executive officer of the Company, is able to control who is elected to the Company’s board of directors and also has the ability to significantly influence the outcome of most corporate actions requiring shareholder approval including amendments to the Company’s articles of incorporation.

SELLING STOCKHOLDERS, P.8

10.
IF THERE ARE AFFILIATES OF BROKER-DEALERS IDENTIFIED AS SELLING SHAREHOLDERS, PLEASE CONSIDER WHETHER: (I) SUCH SELLING SHAREHOLDER PURCHASED IN THE ORDINARY COURSE OF BUSINESS AND (II) AT THE TIME OF THE PURCHASE, SUCH SELLING SHAREHOLDER HAD NO AGREEMENTS OR UNDERSTANDING TO DISTRIBUTE SECURITIES. IF BOTH (I) AND (II) ARE TRUE FOR ANY AFFILIATE, PLEASE INCLUDE A REPRESENTATION TO THIS EFFECT IN THIS SECTION FOR THAT AFFILIATE. FOR ANY OTHER AFFILIATE, YOU SHOULD EXPLICITLY STATE THAT THE AFFILIATE IS AN UNDERWRITER.

In response to this comment, the Company confirms that none of its selling shareholders or their affiliates are broker-dealers.

BUSINESS, P.16
GENERAL

11.
WE NOTE YOUR REFERENCE TO YOUR RELATIONSHIP WITH WG TIMMINS. PLEASE FILE ALL REPORTS THAT YOU HAVE RECEIVED (AND ALL SUBSEQUENT REPORTS THAT YOU RECEIVE PRIOR TO EFFECTIVENESS) AS EXHIBITS TO THE REGISTRATION STATEMENT.

In response to this comment, the Company has filed the geological reports of its geological consultant, W.G. Timmins, as exhibits to the Amended SB-2. Please see Exhibit 10.5 to the Amended SB-2, the geological report dated November 20, 2004 entitled “Report on the Nanaimo Lakes Property” and Exhibit 10.6 to the Amended SB-2, the Phase I Progress Report dated May 25, 2005.

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Zafar Hasan

12.	PLEASE ALSO DISCLOSE WG TIMMINS’ QUALIFICATIONS AND EXPERIENCE IN THIS FIELD AND THE AMOUNT OF ANY PAYMENTS THAT YOU MADE TO WG TIMMINS IN CONNECTION WITH THESE REPORTS.

In response to this comment, the Company has revised the disclosure with respect to the qualifications of Mr. W.G. Timmins and the amounts received by Mr. Timmins for exploration work to date. Please see the revised disclosure under the heading “Recommendations of Geological Report and the Geological Exploration Program” on page 21 of the Amended SB-2.

13.
IN THE SUBHEADING “PROPERTY GEOLOGY” ON PAGE 19, WE NOTE THAT MUCH OF YOUR INFORMATION IS QUITE TECHNICAL. AS A FEW EXAMPLES, YOUR REFERENCE TO “GEANTICLINE,” “KARMUTSEN FORMATION,” AND “ANDESITIC TO BALSALTIC PILLOWED FLOWS” MAY BE CONFUSING TO INVESTORS THAT ARE NOT FAMILIAR WITH THESE TERMS. PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN WHAT THESE TERMS MEAN AND WHAT THESE GEOLOGIC CHARACTERISTICS IMPLY FOR THE POSSIBILITY OF SUCCESSFULLY MINING THIS PROPERTY.

In response to this comment, the Company has added a table containing definitions of technical geological terms used in the Amended SB-2 and revised the disclosure under the heading “Property Geology” on page 21 of the Amended SB-2 as requested. Please see the table headed “Glossary Of Technical Geological Terms” on page 5 of the Amended SB-2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

14.
AS YOUR INDEPENDENT ACCOUNTANT’S REPORT STATES THAT THEIR AUDIT WAS CONDUCTED IN ACCORDANCE WITH THE “AUDITING STANDARDS” OF THE PCAOB, AS OPPOSED TO “THE STANDARDS” OF THE PCAOB, PLEASE TELL US HOW THEIR REPORT COMPLIES WITH PARAGRAPH 3 FOR PCAOB AUDITING STANDARD NO. 1. BASED ON THE LANGUAGE USED IN THE REPORT, IT IS UNCLEAR WHETHER THE AUDIT WAS CONDUCTED IN ACCORDANCE WITH THE RELATED PROFESSIONAL PRACTICE STANDARDS OF THE PCAOB. OTHERWISE, PLEASE PROVIDE US WITH A REPORT THAT COMPLIES WITH PARAGRAPH 3, AS REVISED BY YOUR AUDITOR.

In response to this comment, the Company’s independent accountant has revised its audit report as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Conrad Y. Nest”

CONRAD Y. NEST

CYN/clk

Enclosures

cc:      Konigsberg Corporation
           Attn: Susan Downing, President